UNITED STATES
	                      SECURITIES AND EXCHANGE COMMISSION
                          	Washington, D.C.  20549


                              	SCHEDULE 13D


                 	Under the Securities Exchange Act of 1934
                        	(Amendment No. ______)*


                             First Bancshares, Inc.
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                              (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                      	(Title of Class of Securities)

                      	         318687 10 0
                        --------------------------
                              	(CUSIP Number)

       Susan J. Uchtman, First Bancshares, Inc., 142 East First Street,
            Mountain Grove, MO  65711, (417) 926-5151
      --------------------------------------------------------------------
              	(Name, Address and Telephone Number of Person
               	Authorized to Receive Notices and Communications)

        	                     August 2, 1996
                -----------------------------------------------
            	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     	SCHEDULE 13D

CUSIP NO. 318687 10 0                         	Page  1   of   3   Pages
         ---------------                           -----    -----

1.	NAME OF REPORTING PERSON
  	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   		Stephen H. Romines
	   	Social Security Number    ###-##-####
                             --------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   	(a) [ ]
                                                                      	(b) [ ]
     		NA

3.	SEC USE ONLY



4.	SOURCE OF FUNDS

       PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

    		NA

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

   		United States of America


 NUMBER OF	          	7.	SOLE VOTING POWER
  SHARES                     53,917
BENEFICIALLY
 OWNED BY	           	8.	SHARED VOTING POWER
   EACH			                    2,000
 REPORTING
  PERSON	            	9.	SOLE DISPOSITIVE POWER
   WITH                      48,321

                 			10.	SHARED DISPOSITIVE POWER
                              2,000


11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         		68,117

12.	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES                                    	[ ]



13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       		 5.9%

14.	TYPE OF REPORTING PERSON

        		IN


                                                         Page   2    of    3
Item 1.	Security and Issuer

	This statement relates to the common stock, par value $0.01 per share, of First Bancshares, Inc. ("Issuer"). The name and address of the principal executive offices of the Issuer is as follows:

			First Bancshares, Inc.
			P.O. Box 777
			Mountain Grove, Missouri  65711

Item 2.	Identity and Background

		a.	This Schedule 13D is filed on behalf of Stephen H. Romines,
"Reporting Person".

		b.	The Reporting Person's business address is:

			First Bancshares, Inc.
			P.O. Box 777
			Mountain Grove, Missouri  65711

		c.	The Reporting Person's principal occupation is President and
Chief Executive Officer of the Issuer.  The Reporting Person is also a
Director of the Issuer.

		d.	During the last five years, the Reporting Person has not
been convicted in a criminal proceeding.


		e.	During the past five years, the Reporting Person has not
been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction or the result of which subjects or subjected the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities, laws, or finding any violation with respect to such laws.


		f.	The Reporting Person is a citizen of the United States of
America.

Item 3.	Source and Amount of Funds or Other Consideration

	The Reporting Person purchased or acquired 37,000 shares in the Issuer's initial public offering in December 1993 through a combination of personal funds and funds obtained from a loan in the ordinary course of business with Boatmen's Bank of Southern Missouri. The Reporting Person purchased 13,321 shares between February 1994 and September 1994 with personal funds. Through the First Home Savings Bank Employee Stock Ownership Agreement, the Reporting Person received 5,596 shares of the Issuer's common stock. Included in the 68,117 aggregate amount of shares beneficially owned on Line 11 of the cover page are 12,200 shares available to be purchased upon exercise of stock options. The options have not been exercised; therefore, these shares have not yet been issued.

                                                        Page    3   of    3

Item 4.	Purpose of Transaction

	The Reporting Person purchased the securities for investment purposes. Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may alter his holdings in the common stock through open market purchases or sales, or through privately negotiated transactions. The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis.

	The Reporting Person has no present plans or proposals which relate to or would result in: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

	(a)	The Reporting Person has beneficial ownership (as defined in Rule
13d-3) of 68,117 shares, or 5.9%, of the Issuer's common stock. Included in this amount are 12,200 shares available to be purchased upon exercise of stock options. These options have not been exercised; therefore, these shares have not yet been issued. The schedule was not filed within 10 days after the Reporting Person become a 5% owner due to an oversight of not including exercisable stock options in the ownership calculation. Also, First
Bancshares, Inc. has been in several repurchase programs which reduced the number of outstanding shares.

	(b)	The Reporting Person has sole power to vote or direct the vote of
53,917 shares and sole power to dispose or to direct the disposition over 48,321 shares (including 5,550 shares held by Wachovia Bank as custodian for Mr. Romines' IRA). The 5,596 difference in shares to vote and shares to dispose relates to shares held in First Home Savings Bank Employee Stock Ownership Plan.

	The Reporting Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition over 2,000 shares (shares held by his wife, Shurdena Romines).

	(c)	On May 7, 1997, the Reporting Person purchased 500 shares at
$10.00 per share through the exercise of a portion of his stock options. These shares were immediately sold for $19.625 per share.

	(d)	Not applicable.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships
		with Respect to Securities of the Issuer

	There are no contracts, arrangements, understandings or relations with the Reporting Person and any other person with respect to the securities.

Item 7.	Material to be Filed as Exhibits

	None.


                              	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.



May 12, 1997                                    /s/ Stephen H. Romines
-----------------                              ----------------------------
Date						                                    	Signature


                                        							Stephen H. Romines
						                                        	Name